This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 51-102F3

(formerly Form 53-901F)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Northern Canadian Uranium Inc.

Cathedral Place

Suite 1304 – 925 West Georgia St.

Vancouver, BC V6C 3L2

(604) 684-2181

Item 2.

Date of Material Change

May 16, 2007

Item 3.

Press Release

Issued on May 16, 2007, at Vancouver, BC Canada and distributed to the TSX Venture Exchange, Market News and Vancouver Stockwatch.

Item 4.

Summary of Material Change

Northern Canadian Uranium Inc. announces that it has received an Establishment Agreement (“Agreement”) from the Ministry of Mines and Energy of the Republic of Mali for research and exploitation of the Samit uranium project in northeastern Mali.

Item 5.

Full Description of Material Change

Please see attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers/Directors

The following senior officers/directors of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Praveen Varshney

Peeyush K. Varshney

President and Director

Director

Suite 1304 – 925 West Georgia St.

Suite 1304 – 925 West Georgia St.

Vancouver, BC

Vancouver, BC

V6C 3L2

V6C 3L2

(604) 684-2181

(604) 684-2181

Item 9.

Statement of Senior Officer/Director

The foregoing accurately discloses the material change referred to herein.

Dated this 16th day of May, 2007.	“Peeyush K. Varshney”
Peeyush K. Varshney
Name Secretary and Director
Position / Title Vancouver, B.C.
Place of Declaration

NORTHERN CANADIAN URANIUM INC.

FOR IMMEDIATE RELEASE

Wednesday, May 16, 2007

Contact:

Investor Relations

(No.2007-05-11)

Phone (604) 684-2181

info@northerncanadian.ca

Northern Canadian Receives Research and Exploitation Agreement for

Samit Uranium Project, Mali

Vancouver, British Columbia – May 16, 2007 – Northern Canadian Uranium Inc. (TSX Venture Exchange: NCA; Frankfurt Stock Exchange: N4I) (the “Company”) is pleased to announce it has received an Establishment Agreement (“Agreement”) from the Ministry of Mines and Energy of the Republic of Mali for research and exploitation of the Samit uranium project in northeastern Mali.  The Agreement covers six uranium occurrences that were discovered and drilled by Power Reactor and Nuclear Fuel Development Corporation (“PNC”) in the 1970s.  PNC, a Japanese utility company, conducted drilling programs in each of the six areas containing uranium mineralization and identified a small uranium resource, just as the price of uranium plummeted.  The property is located in northeastern Mali, immediately west of the uranium producing region of Niger.  Northern Canadian completed initial sampling of four prospect areas.  Two areas contain uranium mineralization that warrants immediate follow-up sampling.  The B Zone and the E Zone contain uranium mineralization at surface and at depth as reported from historic drilling programs.  The B Zone contains a northwest trending zone of carbonate-hosted fluorapatite-cemented breccia, containing up to 0.085% U3O8.  The E Zone, located 6 kilometers northeast of the B Zone, contains regolith-breccia material with up to 0.02% U3O8, as previously reported by the Company.

Historic Work

PNC conducted extensive regional exploration programs from 1974-78 which identified a limestone plateau containing a 20 km x 20 km concentration of uranium-bearing apacrete occurrences near the village of Samit.  The Samit uranium occurrences are hosted in Cretaceous to Paleogene age marine sedimentary rocks that lie along the south flank of the Adrar des Iforas Massif.  The Adrar des Iforas Massif is similar in age and composition to the Air Massif in Niger and is composed of Precambrian gneisses and metasedimentary rocks that were intruded by an early Pre-Cambrian to Cambrian age granitic batholith.  PNC initially drilled 39 shallow prospecting holes (135.32 m) followed by 13 deeper holes (501 m) to determine the stratigraphy and controls on uranium mineralization.  In 1980-81, PNC drilled 361 additional core holes (3,084 m) to identify and outline the locations of deeper uranium bearing apacrete occurrences.  Historic records (non-NI 43-101 compliant) indicate the uranium contents of the apacrete mineralization ranges from 0.0X % to 0.X%.  A report submitted to the Ministry of Ministry of Mines and Energy by PNC and translated from Japanese indicated “the uranium reserves of the sector are only 200 tons U3O8 with an average content of 0.085% of U3O8”.  The Company interprets this statement to indicate the drill results identified a uranium resource which contains a total of 200 tons (~440,000 lbs) of U3O8 from mineralized rock containing an average grade of  0.085% U3O8.  This is not compliant with the requirements of National Instrument 43-101 and is not a certified estimate.

Management Discussion and Analysis

The Samit Plateau contains a large area containing uranium mineralization that occurs in a very favorable, near surface geological environment, hosted in limestone.  The grades from the Company’s surface sampling (up to 0.085% U3O8) are similar to deposit grades being developed at Langer Heinrich in Namibia.  Mineralization occurs at surface and at depth, as indicated by historic reports.  The Company will determine the detailed distribution and control of the mineralization in the upcoming exploration programs.  The near surface location of mineralization indicates the potential for low-cost mining if an economic ore body is identified.  These factors indicate the Samit Project contains mineralization that is similar, in several respects, to mineralization that is being exploited in other deposits in Africa.  The Samit Permit has potential to host a uranium deposit through expansion of known deposits and discovery of new deposits along strike and at depth.  Based on historical results, uranium deposits may occur with average grades ranging from 0.05 – 0.30% U3O8 located near-surface, and may be amenable to in-situ leach extraction.  The Company cautions that these results are not compliant with National Instrument 43-101 and are provided for informational purposes only.  Actual results under NI 43-101 compliant categories may vary materially.

The Samit Agreement is the second stage of the exploration process that is stipulated by the Mining Laws of the Republic of Mali.  The Company previously acquired a prospecting permit for this area covering 35,542 square kilometers (the Gao Permit).  The Company completed an evaluation of the Gao Permit area and identified the most prospective areas containing uranium mineralization and applied for and received the Samit Agreement.  The Samit Establishment Agreement provides the Company with the exclusive right to explore for and mine uranium in an area containing 1000 square kilometers for a term of 30 years.  The Company is obligated to complete a work expenditure commitment of $180,000 during the first year of the Agreement in order to maintain the Agreement.  The Company is granted extensive support for exploration and development including but not limited to import and operating tax and duty holidays.  In the event that a viable deposit is identified and developed, the Government is granted a 10% carried interest in the project, and is granted the opportunity to purchase up to 10% additional interest in the project.

The Company is in the process of applying for a second Establishment Agreement for its Kidal Prospection Permit in Mali.  The Company also has submitted 8 exploration license applications in the country of Niger.  The Company is building a strong portfolio of uranium exploration projects in West Africa, one of the world’s major uranium provinces.

Northern Canadian Uranium  Inc. (NCA)

Northern Canadian Uranium is a Canadian public company focused on the acquisition, exploration and development of uranium resources.  The Company’s exploration programs are headed by Keith Laskowski (MSc., VP Exploration), a designated Qualified Person (NI 43-101) and a geologist with over 28 years of exploration experience.  NCA has a pipeline of uranium projects, ranging from resource definition to grassroots exploration.  The Company is exploring the Collins Bay Extension project, and the Canyon Coin project, located in the Athabasca Basin and six uranium exploration projects in Wyoming and three projects in South Dakota.  The Elkhorn Project in Wyoming contains a 400,000 pound uranium resource (NI 43-101) which is open for expansion.  The Company also has three properties in southwest Nevada and has acquired over 50,000 square kilometers of uranium prospecting concessions in Mali, West Africa.

Forward Looking Statements

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Northern Canadian Minerals Inc. It is uncertain if further exploration will result in discovery of an economic mineral resource on any of the properties. Actual results may differ materially from those currently anticipated in such statements

ON BEHALF OF THE BOARD OF DIRECTORS

“ Praveen K. Varshney ”

Praveen K. Varshney, C.A.

President